04021451

# FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2003**

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Transition Period From _____ to ____**

**Commission File Number** 0-14278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**MICROSOFT CORPORATION 2003 EMPLOYEE STOCK PURCHASE PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Microsoft Corporation**

**One Microsoft Way**

**Redmond, Washington 98052-6399**





Exhibit Index on Page 9

**MICROSOFT CORPORATION**
**2003 EMPLOYEE STOCK PURCHASE PLAN**

FINANCIAL STATEMENTS FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2003, AND INDEPENDENT AUDITORS' REPORT

## TABLE OF CONTENTS

## INDEPENDENT AUDITORS' REPORT

Plan Administrator
Microsoft Corporation
2003 Employee Stock Purchase Plan
Redmond, Washington

We have audited the accompanying statements of assets available for benefits of the Microsoft Corporation 2003 Employee Stock Purchase Plan (the Plan), formerly known as the Microsoft Corporation 1997 Employee Stock Purchase Plan, as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for each of the three years ended December 31, 2003, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Seattle, Washington
March 22, 2004

**MICROSOFT CORPORATION**
**2003 EMPLOYEE STOCK PURCHASE PLAN**

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| ASSETS: | | |
| Cash | $ 5,612 | $ 672,323 |
| ASSETS AVAILABLE FOR BENEFITS | $ 5,612 | $ 672,323 |



See notes to financial statements.

**MICROSOFT CORPORATION**
**2003 EMPLOYEE STOCK PURCHASE PLAN**

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2003

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| ADDITIONS: | | | |
| Employee contributions | $ 369,164,000 | $ 341,741,053 | $ 246,842,523 |
| DEDUCTIONS: | | | |
| Cost of shares purchased | $ 369,830,711 | 342,031,133 | 246,369,351 |
| CHANGES IN ASSETS AVAILABLE FOR BENEFITS | (666,711) | (290,080) | 473,172 |
| ASSETS AVAILABLE FOR BENEFITS | | | |
| Beginning of period | $ 672,323 | $ 962,403 | $ 489,231 |
| End of period | $ 5,612 | $ 672,323 | $ 962,403 |



See notes to financial statements.

## NOTE 1: THE PLAN

The Microsoft Corporation 1997 Employee Stock Purchase Plan (the 1997 Plan) was amended and restated as the Microsoft Corporation 2003 Employee Stock Purchase Plan (the Plan), which commenced on January 1, 2003. The following provides only general Plan information; participants should refer to the Plan agreement for a complete description of the Plan's provisions.

**General:** The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers substantially all employees of Microsoft Corporation (the Company) who are considered "regular employees" of Microsoft and employees of subsidiaries of Microsoft that have been designated to participate in the Plan, whose hire date is before the first business day of the ESPP period and where customary employment is greater than 20 hours per week and for more than five months in any calendar year.

**Contributions:** Participants may make contributions to the Plan through payroll deductions (not exceeding 15% of their compensation) for the purpose of purchasing the Company's common stock. Participants are given the opportunity to purchase shares on June 30 and December 31 of each year until such time as the Plan is amended or terminated (see Amendment or Termination of the Plan). The maximum number of shares that will be offered under the 2003 Plan is 200,000,000.

**Options granted and withdrawals:** Participants are granted the option to purchase shares of Microsoft Corporation common stock from the Company at 85% of the lesser of the fair market value on the first or last business day of each six-month period ending June 30 or December 31. If, prior to the end of any six-month period, a participant elects to withdraw from the Plan or has terminated, the Plan refunds any amounts withheld in that period plus any carryover from the previous period. Participants of the Plan purchased 16,791,142 shares of Microsoft common stock during the year ended December 31, 2003 under the Plan, and purchased 15,161,824 and 10,820,626 shares of Microsoft common stock during the years ended December 31, 2002 and 2001, respectively, under the 1997 Plan. Prior period share information has been adjusted to reflect a two for one split which occurred in February, 2003. 183,208,858 shares are reserved for future issue under the Plan. Refunds from Participant withdrawals have not been significant.

**Assets available for benefits:** Assets available for benefits represent cash in participant accounts that was contributed to the Plan greater than the cost of the maximum number of shares allowed to be purchased in a six-month period (see Limitations). Participants may carry over such amounts to the next period or may request a refund from the Plan.

**Limitations:** Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company are not permitted to subscribe for any shares under the Plan. Under the Plan no Participant may purchase more than 2,000 shares of stock during a six-month period or purchase shares through the Plan with an aggregate fair market value in excess of $25,000 in any one calendar year.

**Plan administration:** All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

## NOTE 2: AMENDMENT OR TERMINATION OF THE PLAN

The Board may at any time amend the Plan, provided that no employee's existing rights under any offering already commenced may be adversely affected thereby. No amendment may be made to the Plan without prior approval of Microsoft shareholders if such amendment would increase the number of shares reserved thereunder or materially modify the eligibility requirements.

The Plan shall terminate at the earliest of the following:

- December 31, 2012
- The date of the filing of a Statement of Intent to Dissolve by the Company or the effective date of a merger or consolidation (except with a related company) where the Company is not to be the surviving corporation
- The date the Board acts to terminate the Plan
- The date when all shares reserved under the Plan have been purchased

In the event of a dissolution, merger or acquisition, the Company may permit a participating employee to exercise options to the extent that employee payroll deductions have accumulated. It the event of termination, Plan assets will be distributed to the Participants.

**SIGNATURES**

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation 2003 Employee Stock Purchase Plan

Date: March 29, 2004

Kenneth A. DiPietro
Member of 2003 Employee Stock Purchase Plan Committee

## EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| Exhibit 23 | Independent Auditors' Consent |

**Exhibit 23**

## INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-16665 and 333-102240 of Microsoft Corporation on Form S-8 of our report dated March 22, 2004, appearing in this Annual Report on Form 11-K of the Microsoft Corporation 2003 Employee Stock Purchase Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Seattle, Washington

March 29, 2004